UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE
REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

__________

001-14744

(Commission file number)

United Utilities PLC

(Exact name of Registrant as specified in its charter)

Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington, WA5 3LP

Tel: 00 44 (0)1925 237000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares and Ordinary Shares

$500,000,000 6.45% Notes due April 1, 2008

$250,000,000 4.55% Notes due June 19, 2018

$350,000,000 5.375% Notes due February 1, 2019

$400,000,000 6.875% Notes due August 15, 2028

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) X	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) X	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filters)

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Unless the context otherwise indicates, references in this Form 15F to “we”, “us”, “our”, “UU” or the “Company” are to United Utilities PLC.

PART I

Item 1.         Exchange Act Reporting History

We first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities and Exchange Act of 1934 (the “Exchange Act”) in January 29, 1998.

We have filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and the corresponding Securities and Exchange Commission (the “SEC”) rules for the 12 months preceding the filing of this form. We have filed at least one annual report on Form 20-F, which was filed on June 19, 2006.

Item 2.         Recent United States Market Activity

We have not offered equity securities in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”). Our last offering of debt securities in the United States in a registered offering under the Securities Act took place on January 13, 2004.

Item 3.         Foreign Listing and Primary Trading Market

The primary trading market for the Company’s ordinary shares is London Stock Exchange, which is located in the United Kingdom. Our ordinary shares have been listed on the London Stock Exchange since December 12, 1989 and we have maintained this listing to date.

The percentage of trading in the Company’s ordinary shares that occurred on the London Stock Exchange as of a recent 12-month period was 96.4%. The first and last day of the recent 12-month period were May 1, 2006 and April 30, 2007, respectively.

Item 4.         Comparative Trading Volume Data

The ADTV of the Company’s ordinary shares as of a recent 12-month period in the United States was 202,352 and worldwide was 5,927,318. The ADTV in the United State of the Company’s ordinary shares expressed as a percentage of the ADTV worldwide for the Company’s ordinary shares as of such recent 12-month period was 3.4%.

The sources for the foregoing trading volume data is Bloomberg.

The first and last day of the recent 12-month period were May 1, 2006 and April 30, 2007, respectively.

The Company American Depositary Shares and Ordinary Shares will be delisted from the New York Stock Exchange as of June 25, 2007.

The Company has not terminated its sponsored American depositary receipt facility.

Item 5.         Alternative Record Holder Information

Not applicable.

Item 6.         Debt Securities

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As at April 20, 2007, the number of record holders worldwide of the classes of debt securities covered by this Form were:

$500,000,000 6.45% Notes due April 1, 2008 - 60 holders

$250,000,000 4.55% Notes due June 19, 2018 - 26 holders

$350,000,000 5.375% Notes due February 1, 2019 - 28 holders

$400,000,000 6.875% Notes due August 15, 2028 - 39 holders

In determining the aforesaid numbers of holders we have utilized the records of The Depository Trust Company.

Item 7.         Notice Requirement

We first published a notice in a press release disclosing our intent to terminate our duty to file reports under section 13(a) o 15(d) of the Exchange Act on May 30, 2007. This press release was submitted to the SEC under cover of Form 6-K on June 7, 2007.

Additionally, this press release was published on our website. We published a further press release on the matter on May 30, 2007. This press release was submitted to the SEC under cover of Form 6-K on June 7, 2007.

We are publishing a further notice press release/notice concurrently herewith.

All of the foregoing are available on our website and were distributed in the United States via the London Stock Exchange press release service. Additionally copies of our most recent press were also distributed to several U.S. press services, including Dow Jones.

Item 8.         Prior Form 15 Filers

Not Applicable.

PART II

Item 9.         Rule 12g3-2(b)

We will publish the information required under Rule 12g3-2(b)(1)(iii) on our website at http:///www.unitedutilities.com.

PART III

Item 10.         Exhibits
Exhibit 99.1	Press Release.

Item 11.         Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.         The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.         Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

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3.         It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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SIGNATURE

Pursuant to the requirements of the Exchange Act, United Utilities PLC has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, United Utilities certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

UNITED UTILITIES PLC
Date: June 25, 2007	By: /s/ Paul Davies Name: Paul Davies Title: Company Secretary

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